September 27, 2012

Ms. Cecilia Blye

Chief Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:                             AAR CORP.

Form 10-K for the Fiscal Year Ended May 31, 2012

Filed July 19, 2012

File No. 1-6263

Dear Ms. Blye:

On behalf of AAR CORP. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 10, 2012 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended May 31, 2012 (File No. 1-6263) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

1.               Please tell us about any contacts with Iran, Syria and Sudan since your letters to us of February 21, 2009, March 31, 2009 and April 24, 2009, including any contacts with Sudan’s Mid Airlines.  As you know, Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria or Sudan since your prior letters, whether through subsidiaries, distributors, or other direct or indirect arrangements.  Address in your response any contacts through Gulf Air, which has contacts with Iran, Syria and Sudan.  Your response should describe any products, equipment, components, technology or services you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts with the governments of these countries, or entities controlled by the governments of these countries.

Response:

We have reviewed Company sales reports and billing systems, and performed other procedures concerning any contacts the Company has had with Iran, Syria and Sudan, since the dates of our letters to the Commission in February, March, and April 2009.

We confirm to the Staff that we have not provided any products, equipment, components, technology, or any other product or service, directly or indirectly, into the countries of Iran, Syria or Sudan, or had any contacts with Iran, Syria and Sudan except as follows:

•                  During fiscal 2010, the Company’s Mobility Systems division located in Cadillac Michigan, received and processed an order from the United Nations for 60 transport cargo pallets.  Transport cargo pallets are used by military and humanitarian agencies to assist in the transport of products, principally in cargo airplanes.  Transport cargo pallets are made of light-weight wood with an aluminum skin.  The order was shipped to the United Nations air operations compound in Khartoum Sudan on May 17, 2010.  The total value of the shipment was $100,102.80.

We have had no contacts or business dealings with Sudan’s Mid Airlines since the fiscal 2007 transaction disclosed to the Staff in the Company’s letter to the Commission dated February 24, 2009.

We have had no contacts, or expect to have any contacts, with Iran, Syria or Sudan, through our relationship with Gulf Air or Gulf Technic, a related party of Gulf Air.

We have no present intentions of maintaining any business contacts with Iran, Syria and Sudan, either directly or through affiliates, distributors, resellers, subsidiaries or otherwise, except as may be permitted by law.

2.               Please tell us whether any contacts with Iran, Syria or Sudan described in response to the foregoing comment involve products, parts, components or technology that are on the Commerce Control List maintained by the Department of Commerce, or otherwise are dual use.

Response:

The transport cargo pallets referred to above are not on the Commerce Control List maintained by the U.S.  Department of Commerce; however, the pallets can be used in both military and commercial applications.  At the time the pallets were exported to the United Nations in Sudan in 2010, AAR Mobility Systems classified the pallets as EAR99 items covered by the Export Administration Regulations (“EAR”).

However, when the Company submitted a commodity jurisdiction request to the U.S. Department of State Directorate of Defense Trade Controls (“DDTC”) in November 2010 regarding these and other pallets manufactured by AAR Mobility Systems, DDTC determined that the pallets are defense articles under Category VIII(h) of the United States Munitions List.  Consequently, on February 7, 2011, the Company voluntarily disclosed to DDTC that, in 2010, AAR Mobility Systems had exported the pallets to the United Nations in Sudan under the EAR and, therefore, had not obtained any authorization from DDTC for that export.  DDTC designated the Company’s voluntary disclosure as Case No. 11-40000175, which DDTC closed out, without action, on February 11, 2011.

3.               Please discuss the materiality of any contacts with Iran, Syria and Sudan and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years, and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syrian or Sudan.

Response:

As discussed in our response to question 1 above, the only contact we have had with Iran, Sudan or Syria was the shipment of 60 cargo pallets to the United Nations air operations command compound in Khartoum Sudan for use in the conduct of official business of the United Nations.  Except as described above in Response #2, we believe this shipment of pallets to the United Nations in Sudan was executed in accordance with the authorization provided in 31 C.F.R § 538.531.

Given that (i) revenue from the sale of the 60 cargo pallets to the United Nations represents only .007% of the Company’s total Fiscal 2010 sales of $1.352 billion, (ii) the Company’s shipment of the pallets to Sudan was authorized under the applicable sanctions regulations cited above as the transaction was in support of the official business of United Nations, and (iii) DDTC closed out, without action, the Company’s voluntary disclosure of any potential export violations associated with this shipment, we believe this transaction is immaterial and does not warrant disclosure to investors as an investment risk of the Company.

**********************************

In connection with responding to your comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2050 or Richard J. Poulton, the Company’s Chief Financial Officer, at (630) 227-2075.

Very Truly Yours,

/s/ Robert J. Regan
Robert J. Regan
Vice President, General Counsel and Secretary
AAR CORP.